UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Ryan Specialty Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

78351F107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Patrick G. Ryan
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 127,421,527(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 127,421,527(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,421,527(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 55.32%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Represents (i) 15,373,343 shares of Class A common stock, par value $0.001 per share (“Class A Shares”) beneficially owned by the Reporting Person and (ii) 112,048,184 Class A Shares issuable upon conversion of the Common Units of Ryan Specialty, LLC (“Common Units”), together with the cancellation of an equivalent number of shares of Class B common stock (“Class B Shares”) which are beneficially owned by the Reporting Person.

(2)

Calculated based on (i) 118,299,258 Class A Shares outstanding as of October 31, 2023, as reported on the Issuer’s Form 10-Q, filed on November 3, 2023, plus (ii) 112,048,184 Class A Shares issuable upon conversion of 112,048,184 Common Units (and cancellation of Class B Shares) beneficially owned by the Reporting Person.

Item 1(a).	Name of Issuer

Ryan Specialty Holdings, Inc (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

155 North Wacker Drive

Suite 4000

Chicago, IL 60606

Item 2(a).	Names of Persons Filing

This statement is filed by Patrick G. Ryan, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office, or if none, Residence

155 North Wacker Drive

Suite 4000

Chicago, IL 60606

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number

78351F107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The reported securities include 15,373,343 Class A Shares and 112,048,184 Common Units and Class B Shares (collectively, the “Reported Securities”). The Common Units (together with an equal number of corresponding Class B Shares delivered for cancellation) are convertible into an equivalent number of Class A Shares (unless the Issuer decides to settle such conversions in cash) and, prior to such exchange, the Class B Shares vote together with the Class A Shares on all matters and accordingly provides as-converted voting rights to holder of Common Units.

Pursuant to the Director Nomination Agreement, dated as of July 26, 2021, among Ryan Specialty Holdings, Inc., the Reporting Person and the other parties thereto (the “Agreement”), the Reporting Person serves as the authorized representative with discretion to exercise voting rights with respect to the Issuer’s securities held by parties thereto (the “Ryan Party Securities”). In addition, the Reporting Person may have shared or sole control over the voting or disposition of Issuer securities that are held in certain trusts and accounts managed by, or for the benefit of, members of the Reporting Person’s immediate family and others, but which are not Ryan Party Securities under the Agreement (“Additional Ryan Securities”). As a result, the Reporting Person may be deemed to beneficially own all of the Ryan Party Securities and the Additional Ryan Securities and the amount of Reported Securities reported in this Statement reflects the aggregate beneficial ownership of the foregoing. With respect to certain of such trusts and accounts, Shirley W. Ryan, the Reporting Person’s spouse, serves as trustee and may be deemed to beneficially own the Reported Securities held therein, but disclaims such beneficial ownership. The filing of this Statement shall not be construed as an admission that either the Reporting Person or his spouse is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

By:	/s/ Patrick G. Ryan
Name:	Patrick G. Ryan